Exhibit 4.3

ASSETS TRANSACTION AGREEMENT

On the Chenshen Oil Depot Assets Restructuring Programme belonging to

SINOPEC Shanghai Petrochemical Company Limited

The Parties and Trustees entered into the Agreement

Transferor (“Party A”): SINOPEC Shanghai Petrochemical Company Limited

Domicile: No. 48 Jinyi Road, Jinshan District, Shanghai 200540

Legal Representative: Wang Zhiqing

Type of enterprise: Limited liability company (listed)

Registered capital: RMB7,200,000,000

Trustee: Shanghai New Industrial United Asset Management Co., Ltd.

Transferee (“Party B”): SINOPEC Sales Company Limited

Domicile: Chaoyang District, Beijing Municipality

Legal Representative: Zhang Haichao

Type of enterprise: Limited lability company

Registered capital: RMB1,700,000,000

Tel: 010-59969180

Fax: 010-59760228

Trustee: Shanghai New Industrial United Asset Management Co., Ltd.

Pursuant to the provisions of Contract Law of the People’s Republic of China and Law of the People’s Republic of China on the State-owned Assets of Enterprises, the two parties entered into the agreement by observing the principles of voluntariness, fairness, honestly and credibility.

1.	Subject of the Assets Transaction

	1.1	Subject of the Transaction under this Agreement is certain Chenshan Oil Depot Assets and corresponding liabilities held by Party A. Pursuant to the appraisal conducted, and the issuance of the “Asset Appraisal Report (Zhong Lian Ping Bao [2013] No.579), by China United Assets Appraisal Group Co., Ltd., the value of the subject of the Transaction was RMB594,147,498.73 as at 31 March 2013. Other than the issues disclosed by Party A, there is no issues neglected or remained revealing which might have a major adverse impact on the asset appraisal result or the value of the subject of the asset transaction.

2.	Terms of the Assets Transaction

	2.1	Party B is the transferee of the asset transaction confirmed by Shanghai United Assets and Equity Exchange (hereinafter referred as “SUAEE”) under the protocol of the agreement, Party B is agreed to accept the subject of the assets transaction pursuant to the laws.

3.	Consideration

	3.1	The consideration of the assets transaction under the agreement is RMB594,147,498.73.

4.	Payment

From the effective date of the Property Right Transaction Agreement, Party B shall pay the total consideration of RMB594,147,498.73 in a single payment to the Company’s designated bank account within 5 working days. Billing information sets as below:

Account Name	SINOPEC Shanghai Petrochemical Company Limited
Bank of Deposit	SINOPEC Finance Company Limited Shanghai Branch
Account No.	913045000018
Bank No.	Z0129000001Z

5.	Resettlement of staff

The 130 employees in connection with the Transaction will be resettled according to the principle that “go with the assets to be transferred” and that “go with own wish” (See the Plan of the Resettlement of Staff).

For the 54 employees who choose to go with the assets to be transferred, their personnel relations will be transferred to Party B, and Party B shall sign contract of labor with them while taking their working age in Party A as their continuous working age in Party B. Their salaries and benefits before changing contract of labor shall be undertaken by Party A. (See the Staff Roster in the Plan of the Resettlement of Staff).

6.	Succession of claims and debts

Upon the transfer of the subject of the Transaction to Party B, the underlying claims and debts created by the restructuring of the assets involved in the Transaction will continue to be entitled to and assumed by Party B.

7.	Treatment of the Restructing Assets in Connection with the Assets Transaction

The major restructuring assets involved in the Transaction include fixed assets, intangible assets, prepayments and other receivables, and the physical assets are mainly located in the Chenshan plant area and within the Changqiao water plant in Zhapu Town, Pinghu City of Zhejiang Province, comprising:

	7.1	Buildings which are mainly fire-pump rooms, crude oil pumping stations, power distribution rooms, dormitories, fire stations, etc., the construction of which were completed during the period between the late 1970s and 2002, cover a total area of 19,314.52 m2, and were built with brick-concrete structures and frame structures. The structures mainly consist of berths 7, 8 and 9 as well as terminals for work-boats, shared approach bridges for berths 7 and 8, shared approach bridges for berths 9 and 10, steel approach bridges for berth 9, an oil tank tunnel, a fire protection tunnel, etc. Firefighting renovation was carried out at the depot area and terminals in 2008 and capacity expansion was carried out at berths 7 and 8 which were re-launched for operation in 2009. The pipeline trench contains a 40 km drainage ditch as well as fire service water and domestic water pipelines, etc.

	7.2	Machinery and equipment which mainly consist of crude oil storage tanks 1 to 9 with a total volume of 460,000 cubic meters, one 12.87 km oil pipeline, seven oil loading arms, two sets of laser berthing meter, three boarding ladders, six fire monitor towers, etc.; vehicles which consist of four fire engines; electronic equipment which mainly consist of computers, printers, air-conditioners and other office equipment.

	7.3	Intangible assets are the land-use rights to three parcels of land, including the land for terminal phase 1 and terminal phase 2 (an oil tank of 100,000 cubic meters) as well as the water plant, for which the State-owned Land Use Certificates with certificate numbers “Ping Hu Guo Yong (2008) No. 21-104”, “Ping Hu Guo Yong (2001) Zi No. 21-39” and “Ping Hu Guo Yong (1999) Zi 21-53” have been obtained, respectively, and which cover an area of 391,772.80 m2 (according to the “Land Survey Report” issued by Pinghu Dadi Surveying and Mapping Co., Ltd. and the relevant minutes of meetings of the two parties to the Transaction, the area to be transferred pursuant to the Transaction is 351,406.10 m2), 43,333.00 m2 and 3,957.20 m2, respectively. The proprietor stated in the certificate for the land of terminal phase 1 is Sinopec Shanghai Petrochemical Company Limited, while the proprietor stated in the certificates of the land for terminal phase 2 (an oil tank of 100,000 cubic meters) and he water plant is [Shanghai Petrochemical Co., Ltd]. All of the land granted is for industrial use (See the Asset Appraisal Report).

	7.4	Prepayments amounted to RMB1, 690,000 (See the Asset Appraisal Report).

	7.5	Other receivables amounted to RMB167, 555 (See the Asset Appraisal Report).

8.	Handover of the Assets

	8.1	The base date of the Transaction (base date of appraisal) is 31 March 2013. The parties shall coordinate with each other and arrive at the location of the target to complete the transfer and delivery of the matters in kind in their existing status and adjust the accounts based on the actual quantity according to Party A’s list of restructured assets for handover (See the Asset Appraisal Report) within ten working days after the issue of the relevant certificate for the Transaction by the SUAEE. If Party A fails to conduct handover of assets, it shall pay liquidated damages to Party B at 0.1 ‰ of consideration of the Transaction for each overdue day. If Party B fails to sign the “letter on the handover of assets and liabilities” within this period, it shall pay liquidated damages to Party A at 0.1 ‰ of consideration of the Transaction for each overdue day.

	8.2	If filing or approval in connection with the Transaction is required by the relevant authorities, the parties shall work together to fulfill their obligations on reporting to the relevant authorities.

	8.3	Claims and debts in the restructured assets shall be settled according to the actual date and time of the handover.

	8.4	Within 10 working days of the issue of the relevant certificates by SUAEE, the two parties will both well perform the obligations of assistance to modify the certificate for the land, etc.

9.	Tax and Fees

	9.1	The tax of the Asset Transference stipulated by relevant laws will be paid and declared by Party A and Party B respectively pursuant to the laws.

	9.2	Fees generated by the Asset Transference will be paid by Party A and Party B respectively.

10.	Liability for Breach of Contract

	10.1	If Party B pays the consideration of the Transaction after the payment due date, it shall pay liquidated damages to Party A at 0.5 ‰ of the overdue amount of the consideration of the Transaction for each overdue day. If it is overdue for more than ten days, Party A shall have the right to rescind the agreement and request Party B to compensate for any losses.

	10.2	If Party A fails to cooperate with Party B in completing the handover of the rights of the proprietor that holds the property right before the due date, it shall pay liquidated damages to Party B at 0.5‰ of the consideration of the Transaction for each overdue day. If it is overdue for more than ten days, Party B shall have the right to rescind the agreement and request Party A compensate for any losses.

	10.3	If a party fails to fulfil the obligations and commitment under the Agreement, thus causing losses to the other party, it shall be liable for the damages pay. If it is rendered impossible to achieve the purpose of the agreement due to the act of the party in breach which has a major adverse impact on the Subject of the Asset Transaction, the party not in breach shall exercise the right of terminating the Agreement and claim the damage pay.

11.	Commitments of both Parties

	11.1	Party A owns legal, valid and sound right of disposition for the subject of the assets transaction without restriction of any mortgages, pledges or other encumbrances. No assets were hidden concerning the restructuring assets.

	11.2	Party B promises to be qualified as a legal person who was fully noted with the restructing project and the current situation of subject of the Asset Transaction, voluntarily accepts it all based on its independent judgement and undertakes related responsibilities. Party B has full notice and acknowledgement of the subject and the Agreement of the Asset Transaction, and voluntarily accepts the current situation of subject of the Asset Transaction, as well as its defects, and is willing to be reliable and responsible for all the risks. Party B shall not return the subject of the Asset Transaction or decline to pay based with the excuses of lacking information about the current situation of subject of the Asset Transaction or the defects of the quality and quantity of the restructing assets.

	11.3	Party B is in full capacity for civil rights and civil conducts to sign and perform the Agreement, and promises the absent of fraud, Party B is rightful to receive the subject of the Asset Transaction in compliance with the law, and is not against any industrial policy in China.

	11.4	All the credentials and references for the Asset Transaction turned in by both Parties are real, complete, and valid, without intentional concealment of any debts, disputes or suits which might pose major adverse impact towards the Agreement.

	11.5	Both Parties guarantee the legitimacy and validity the required procedures for the Agreement, including but not limited to authorization, approval, interior decisions (Board of Directors or Shareholders Meeting) and so forth. The conditions for establishing the Agreement, as well as the Assets Transaction have been satisfied.

	11.6	Neither party shall reveal the contents involved in the Agreement and its attachments without the prior written consent of the other party, except as otherwise stipulated by laws.

12.	Modification and Rescission of the Agreement

	12.1	If the parties reach a consensus through consultation, the agreement can be modified or rescinded.

	12.2	One party shall rescind the Agreement if it is under circumstances set in Article 10. Liability for Breach of Contract.

	12.3	The certificate for the Asset Transaction issued by the SUAEE goes invalid after the termination of the Agreement or the modification of the material terms. The two parties shall inform the SUAEE of the termination or the modification, and return the certificate for the Asset Transaction to SUAEE.

13.	Dispute Resolution

	13.1	The Assets Transaction Agreement and the acts as stated in the Transaction are governed by the laws of the People’s Republic of China.

	13.2	Any disputes arising between the two parties may be resolved through negotiations or be submitted to the SUAEE for mediation, or the parties may file suit with a local People’s Court in accordance with the laws in the place where the subject matter of the Transaction is located.

14.	Supplementary Conditions

	14.1	If the Agreement fails to be conducted because of force majeure, the two parties shall resolve the problem through negotiations based on mutual understanding and support.

	14.2	The amendments and the supplements on the Agreement or its attachments shall be all in written form, and signed by the representatives of both parties. They all constitute the Agreement which have the same legal effect with the Agreement.

	14.3	The attachments constitute inseparable part of the Agreement, which have the same legal effect with the Agreement, including Asset Appraisal Report, Plan of the Resettlement of Staff, and the contract for Transferring State-owned Land Use Right (terminal phase 1, terminal phase 2, water plant).

	14.4	Parties hereto may revise or supplement through negotiation matters not mentioned herein.

	14.5	If the Transaction constitutes a related-party transaction of the Company under the Shanghai Listing Rules and/or constitutes a connected transaction of the Company under the Hong Kong Listing Rules, the disclosure or approval stipulated by above mentioned regulations shall be the prerequisite of the effectiveness of the Agreement.

	14.6	The Agreement becomes effective upon the signing and sealing of both parties. With regard to agreements that are subject to approval or registration as stipulated by relevant laws or administrative regulations, the provisions thereof shall be followed.

	14.7	The Agreement is in 7 copies, Party A, Party B and the Trustee holds one copy respectively, the SUAEE holds one copy for filing, the rest is for the approval and registration procedures of the Asset Transaction pursued by the Trustee.

(No text below, seal and signature only)

Transferor (Party A):SINOPEC Shanghai Petrochemical Company Limited

(Seal)

Representative: Wang Zhiqing

(Seal or signature)

Transferee (Party B): SINOPEC Sales Company Limited

(Seal)

Representative: Zhang Haichao

(Seal or signature)

Place of Signing: Shanghai

Date of Signing: 2013 YY 12 MM 05 DD

Shanghai United Assets and Equity Exchange (Seal for Contract Verification)

2013YY12 MM05 DD